Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net income (loss)	$(617,589)	$3,244	$(1,778,896)	$290,769
Preferred Stock dividend requirements	(7,134)	(16,635)	(21,246)	(49,364)

Net income (loss) attributable to common stockholders	$(624,723)	$(13,391)	$(1,800,142)	$241,405

Weighted average number of common and dilutive common equivalent outstanding	15,246,984	18,166,595	15,245,736	17,782,896

Net income (loss) per common share	$(0.04)	$—	$(0.12)	$0.01

20